UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 4, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Universal City Florida Holding Co. I

File No. 333-122778 - CF#20825

Universal City Florida Holding Co. I submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 1, 2007.

Based on representations by Universal City Florida Holding Co. I that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41 through August 10, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel